
02002567


MOLSON
M
1786

File No. 82-2954

January 16, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Dear Madam/Sir: Molson Companies

Subject: ~~Molson Inc.~~ - Exemption Pursuant to Rule 12g3-2(b) Under the Securities Act of 1934

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the following information:

- Changes in *Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of November 2001.
- Changes in *Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of December 2001.
- Declaration of a Quarterly Dividend to the Toronto Stock Exchange, payable on January 1, 2002.
- The Corporation's Press Release to Shareholders « *Molson delivers on commitments – Earnings from continuing operations up 43% to $61.9 million – Dividend increased by 11%* ».
- The Corporation's Press Release to Shareholders « *Molson announces share repurchase program* ».
- The Corporation's Press Release to Shareholders « *Molson announces million dollar donation for gold* ».

The information as well as a list supplementing Molson's earlier filing under Rule 12g3-2(b) is attached hereto. Abbreviations used herein or in the list attached hereto have the meanings attributed thereto in Molson's earlier filing under Rule 12g3-2(b).

…/

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5

dlw 2/1

File No. 82-2954

TOTAL NUMBER OF PAGES:	32
EXHIBIT INDEX APPEARS ON PAGE:	3

As provided by Rule 12g3-2(b), the information and documents contained herein and provided herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Yours truly,

MOLSON INC.

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 599-5396
E-Mail: *cxgagnon@molson.com*

Encl.

cc: Mr. John Adams (w/enclosures)
Mail Stop 3-4

MOLSON INC.

SCHEDULE "A"

Exhibit No.	Description of Item	Date	Page No.
472	• *Changes in Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of November 2001	Dec. 27/01	4
	• *Changes in Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of December 2001	Jan. 11/02	11
	• Declaration of a Quarterly Dividend to the Toronto Stock Exchange, payable on January 1, 2002	Nov. 7/02	18
	• The Corporation's Press Release to Shareholders « *Molson delivers on commitments – Earnings from continuing operations up 43% to $61.9 million – Dividend increased by 11%* »	Nov. 7/02	20
	• The Corporation's Press Release to Shareholders « *Molson announces share repurchase program* »	Dec. 11/02	28
	• The Corporation's Press Release to Shareholders « *Molson announces million dollar donation for gold* »	Dec. 13/02	30



Gagnon, Carole

From: Gagnon, Carole
Sent: Thursday, December 27, 2001 11:41
To: 'companyreg@tse.com'
Subject: NOVEMBER REPORTING - MOLSON INC.

Please find enclosed our November report for "Change in Outstanding and Reserved Securities" for MOL.A and MOL.B shares.

I remain at your disposal if you have any questions. Kind regards.



TSE - 01-Nov - MOLA.doc

TSE - 01-Nov - MOLB.doc

Carole Gagnon
Corporate Administrator
Molson Inc.
Telephone : (514) 590-6338
Telecopier : (514) 599-5396
Cellular : (514) 973-4883

(5)

FORM: 1 | Company Name: MOLSON INC. Stock Symbol: MOL.A

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**96,210,227**
ADD:	Stock Options Exercised	108,019	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	550,500	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**96,868,746**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: *Optional Stock Dividend and Share Purchase Plan*		
	Opening Reserve for Dividend Reinvestment Plan		**963,336**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**963,336**



RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,483,017**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Nov. 7/01	Steven J. Breen	Nov. 6/11	$24.35	20,000
Nov. 7/01	Lori Hansford	Nov.6/11	$24.35	9,000
Nov. 7/01	Bernard Cormier	Nov.6/11	$24.35	25,000
			SUBTOTAL	**54,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Nov. 19/01	E. James Arnett	May 13/98	$26.65	(50,100)
Nov. 15/01	E. James Arnett	May 13/98	$26.19	(45,000)
Nov. 12/01	John M. De Young	Sep. 7/99	$25.50	(5,500)
			SUBTOTAL	**(100,600)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
Nov. 30/01	Larry Boughton	Sep. 7/99	2,500	(1,364)
Nov. 30/01	Armand Thompson	Sep. 7/99	2,500	(1,364)
Nov. 30/01	Armand Thompson	June 27/00	2,000	(980)
Nov. 26/01	Pierre Ferland	Sep. 7/99	2,500	(1,338)
Nov. 15/01	Ann Zegarchuk	Sep. 7/99	1,750	(895)
Nov. 12/01	Robert G. Patterson	May 14/96	1,250	(670)
Nov. 12/01	Robert G. Patterson	May 18/94	1,500	(808)
		SUBTOTAL	**(14,000)**	**(7,419)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.


7

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	(0)
Stock Option Outstanding — Closing Balance					**5,422,417**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		8,859,955
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(100,600)	
Stock Appreciation Rights (SUBTRACT)	(7,419)	
Closing Share Reserve Balance at end of period		**8,751,936**

All information reported in this Form is for the month of November, 2001.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE December 27, 2001

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**23,549,934**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(550,500)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,999,434**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
A.	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
B.	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**



RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**



RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of November, 2001.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE December 27, 2001



Gagnon, Carole

From: Gagnon, Carole
Sent: Friday, January 11, 2002 10:13
To: 'companyreg@tse.com'
Subject: DECEMBER REPORTING - MOLSON INC.

Please find enclosed our December 2001 report for "Change in Outstanding and Reserved Securities" for MOL.A and MOL.B shares.

I remain at your disposal if you have any questions. Kind regards.



TSE - 01-Dec - MOLA.doc

TSE - 01-Dec - MOLB.doc

Carole Gagnon
Corporate Administrator
Molson Inc.
Telephone : (514) 590-6338
Telecopier : (514) 599-5396
Cellular : (514) 973-4883


12

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**96,868,746**
ADD:	Stock Options Exercised	1,807	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**96,870,553**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM: *Optional Stock Dividend and Share Purchase Plan*		
	Opening Reserve for Dividend Reinvestment Plan		**963,336**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**963,336**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,422,417**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	**(0)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
Dec. 6/01	Geoff Arnoldi		(5,000)	(1,595)
Dec. 12/01	Judy Davey		(400)	(212)
		SUBTOTAL	**(5,400)**	**(1,807)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	(0)
Stock Option Outstanding — Closing Balance					**5,417,017**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: *1988 Canadian Stock Option Plan*	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		8,751,936
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(0)	
Stock Appreciation Rights (SUBTRACT)	(1,807)	
Closing Share Reserve Balance at end of period		**8,750,129**

All information reported in this Form is for the month of **December, 2001**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE January 11, 2002



FORM: 1 | Company Name: MOLSON INC. | **Stock Symbol:** MOL.B

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,999,434**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,999,434**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

(16)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

(17)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **December, 2001**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE January 11, 2002

(18)

****
*** RAPPORT ÉMISSION ***
****

ÉMISSION OK

N° ÉM/RÉC	2861
TÉLÉPHONE CONNEX	914169474547
SOUS-ADRESSE	
IDENT CONNEXION	TSE
h DÉBUT	07/11 15:48
DURÉE	00'37
PGS. TRANSMISES	2
RÉSULTAT	OK



Molson Inc.
1555 Notre-Dame East
Montreal, Quebec
H2L 2R5

FACSIMILE

Date: November 7, 2001 Time: 2:51 PM

DELIVER TO:

Name: EXCHANGE CORPORATE REPORTING DIVISION

Firm: **TORONTO STOCK EXCHANGE**

Facsimile no: (416) 947-4547

CAROLE GAGNON
Corporate Administrator

Telephone no.: 514-590-6338
Facsimile no.: 514-590-6332

Pages including this page: **2**

MESSAGE

RE: Declaration of dividend dated November 7, 2001

Please find enclosed our dividend declaration.

Should you require any additional information, please do not hesitate to contact us.

Thank you.


19



DIVIDEND / DISTRIBUTION DECLARATION FORM

RE: QUARTERLY DIVIDEND

Date of Declaration	November 7, 2001
Company	MOLSON INC.
Type of Security and Stock Symbol on which Dividend/Distribution declared	MOL.A – Class "A" non-voting share MOL.B – Class "B" common share
Amount of Dividend / per share (if stock dividend or foreign funds, give details)	C$0.10 / share Converted to U.S. funds at noon rate prevailing on Record Date
Payable Date	January 1, 2002
Record Date	December 14, 2001
(TSE sets Ex-Dividend Date)	
Contact Name and Phone #	Carole Gagnon (514) 590-6338

+ By Telephoned Nov. 7/01 - PM

Communiqué


MOLSON
M
1786

(20)

MOLSON DELIVERS ON COMMITMENTS

EARNINGS FROM CONTINUING OPERATIONS UP 43% TO $61.9 MILLION

DIVIDEND INCREASED BY 11%

For Immediate Release November 7, 2001

MONTREAL - Molson Inc. announced today earnings for the second quarter ending September 30, 2001.

Molson Fiscal Year 2002 Second Quarter Highlights

- Revenue up 14% to $760 million
- Total volume up 22%; Volume in Canada up 2.7%
- Core brands market share up 1.2%
- National market share up 0.4%
- Comparable operating profit (EBIT) up 28% to $114.8 million [(i)]
- Comparable net earnings from continuing operations up 43% to $61.9 million [(i)]
- Comparable net earnings per share from continuing operations increases 44% to $0.52 from $0.36 per share [(ii)]
- Cash flow from continuing operations increases 15% to $70.5 million
- Cash flow per share from continuing operations increases 13% from $0.52 to $0.59 per share[(ii)]

(i) Comparable earnings exclude amortization of intangible assets of $7.3 million, net of tax, recorded in the quarter ended September 30, 2000, based on new accounting rules relating to intangible assets.

(ii) After a 2-for-1 stock split which took effect in September 2001.

For the second quarter ending September 30, 2001, revenues increased 14% to $760 million compared to $665 million for the second quarter of fiscal year 2001. The increase is comprised



of a 5% revenue increase in Molson's operations in Canada and the consolidation of Molson's Brazilian operations and its 50.1% interest in Molson USA. Brewing volume increased by 22% to 3.8 million hectolitres with volume in Canada representing 2.7% of this increase.

Earnings from continuing operations for the three months ended September 30, 2001 were $61.9 million, a 71% increase from $36.1 million for the same period last year. Earnings per share from continuing operations for the three-month period increased 73% to $0.52 per share from $0.30 per share compared to the same period last year. Comparable earnings from continuing operations for the three months ended September 30, 2001, excluding amortization of intangible assets, were $61.9 million, a 43% increase from $43.4 million for the same period last year. Comparable earnings per share from continuing operations for the three-month period, excluding amortization of intangible assets, increased 44% to $0.52 per share from $0.36 per share compared to the same period last year.

Cash flow from continuing operations, before working capital adjustments, was $70.5 million for the second quarter ended September 30, 2001, an increase of 15% compared to the same period last year. Cash flow per share from continuing operations was $0.59 compared to $0.52 for the prior year.

Revenues for the six months ended September 30, 2001 increased 13% to $1.52 billion. Brewing volume increased by 21% to 7.6 million hectolitres with volume in Canada representing 2.6% of that increase. Earnings from continuing operations for the six-month period increased 41% to $97.0 million compared to $68.8 million for the same period last year. These earnings include a pre-tax charge for rationalization of $50.0 million in relation to the previously announced closure in March 2002 of Molson's Regina brewery as well as a non-cash $15.0 million reduction of future tax liabilities resulting from enactment of future tax rate reductions. Comparable net earnings from continuing operations for the six-month period were $115.5 million or a 39% increase from $83.3 million for the same period last year. Earnings per share from continuing operations increased 39% to $0.97 per share from $0.70 per share compared to the same period

last year. Cash flow from continuing operations, for the six months ended September 30, 2001 increased by 21% to $152.3 million, compared to $126.3 million for the same period last year.

All of the above earnings per share calculations take into account a split of the Company's Class "A" non-voting shares and Class "B" common shares on a two-for-one basis which was approved by the shareholders on August 28, 2001 and took effect in September 2001.

Total industry sales volume in Canada increased 1.9% to 5.9 million hectolitres for the three months ended September 30, 2001, compared to the same period last year. Molson's volume in Canada increased 2.7% to 2.7 million hectolitres during the same period. For the six-month period, total industry sales volume increased 2.5% to 11.7 million hectolitres and Molson volume was up 2.6% to 5.3 million hectolitres. Molson's average estimated market share for all beer sold in Canada during the three months ended September 30, 2001 increased by 0.4 share points to 45.2%. The Company also exceeded its operating profit commitment with a 28% increase compared to the same period last year.

"Despite the significant improvements in Molson's performance, we are nowhere close to being satisfied; there is simply so much more to achieve," said Daniel J. O'Neill, President and Chief Executive Officer of Molson. "The Company's commitment to reach global cost benchmarks combined with both volume and market share growth were the major components of our earnings growth. Achieving these targets is our goal which will ensure Molson continues as one of the top performing brewers in the world."

"All areas of the business are improving. In Canada, core brands continue to perform strongly in the quarter with a 1.2% increase nationally while overall market share increased by 0.4%. In Brazil, volume has reached 1.3 million hectolitres after only six months with second quarter volume exceeding quarter one by 6.2%. Market share continues to reach new levels at 4.2% for the second quarter. In the United States, volume declines are beginning to slow with the most recent four-week volumes improving significantly and reflecting the impact of the new direct

23

sales force, the package redesign and stronger focus. In addition, a new management team is in place and new advertising began on November 4th," Mr. O'Neill added.

In recognition of the Company's strong results, the Molson Board of Directors approved a dividend increase of 11%, declaring a dividend of $0.10 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on January 1, 2002 to shareholders of record at the close of business on December 14, 2001.

The Board of Directors also authorized a normal course issuer bid allowing Molson to purchase up to 4,500,000 Class "A" non-voting shares and up to 900,000 Class "B" common shares representing less than 5% of the outstanding shares of each category and less than 10% of the float. Subject to regulatory approval, purchases may be made at certain times over a 12-month period through the facilities of the Toronto Stock Exchange when the Company believes circumstances and trading price warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of Molson shareholders. The normal course issuer bid will be effective two trading days after acceptance by the Toronto Stock Exchange of Molson's notice of intention. Molson has not undertaken a normal course issuer bid since fiscal year 1995.

Molson (TSE: MOL.A) is Canada's pre-eminent brewer with more than $2.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brand, Bavaria.

-30-

For more information:

Robert Coallier
Executive Vice President and Chief Financial Officer
(514) 598-6971

John Paul Macdonald
Vice President Corporate Affairs
(514) 590-6345





MOLSON INC.

FINANCIAL INFORMATION SUMMARY

(Dollars in millions, except per share information)	Net earnings for the three months ended September 30		Net earnings per share for the three months ended September 30	
	2001	2000	**2001**	2000
Net earnings from continuing operations including amortization of intangible assets (former basis)	**53.8** [i]	36.1	**0.45** [i]	0.30
Addback intangible asset amortization, net of tax [ii]	**8.1**	7.3	**0.07**	0.06
Comparable net earnings from continuing operations	**61.9**	43.4 [iii]	**0.52**	0.36 [iii]

(Dollars in millions, except per share information)	Net earnings for the six months ended September 30		Net earnings per share for the six months ended September 30	
	2001	2000	**2001**	2000
Net earnings from continuing operations including amortization of intangible assets (former basis)	**80.8** [i]	68.8	**0.67** [i]	0.58
After-tax adjustments to arrive at comparable net earnings:				
Provision for rationalization	**33.5**	-	**0.28**	-
Adjustment related to changes in enacted future tax rates	**(15.0)**	-	**(0.12)**	-
Comparable net earnings from continuing operations, including intangible asset amortization	**99.3**	68.8	**0.83**	0.58
Addback intangible asset amortization, net of tax [ii]	**16.2**	14.5	**0.14**	0.12
Comparable net earnings from continuing operations	**115.5**	83.3 [iii]	**0.97**	0.70 [iii]

(i) Represents results for the three and six months ended September 30, 2001 had the Corporation continued to amortize goodwill and intangible assets instead of adopting the new accounting standard dealing with goodwill and intangible assets.

(ii) In determining its results for the six months ended September 30, 2001, the Corporation has adopted the new accounting standard dealing with goodwill and other intangible assets. Under the new standard, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption.

(iii) Represents results for the three and six months ended September 30, 2000 excluding amortization of intangible assets.



MOLSON INC.



CONSOLIDATED STATEMENTS OF EARNINGS - UNAUDITED

	Three months ended September 30		Six months ended September 30	
(Dollars in millions, except per share amounts)	**2001**	2000	**2001**	2000
Sales and other revenues	**760.2**	664.5	**1,519.1**	1,342.6
Brewing excise and sales taxes	**196.0**	170.5	**389.1**	341.3
	564.2	494.0	**1,130.0**	1,001.3
Cost and expenses				
Cost of sales, selling and administrative costs	**435.2**	390.7	**883.2**	799.2
Provision for rationalization	**-**	-	**50.0**	-
	435.2	390.7	**933.2**	799.2
Earnings before interest, income taxes and amortization	**129.0**	103.3	**196.8**	202.1
Amortization of property, plant and equipment	**14.2**	13.9	**28.3**	28.3
Amortization of intangible assets	**-**	9.3	**-**	18.7
Earnings before interest and income taxes	**114.8**	80.1	**168.5**	155.1
Net interest expense	**16.5**	15.6	**35.3**	32.5
Earnings before income taxes	**98.3**	64.5	**133.2**	122.6
Income tax expense	**36.4**	28.4	**36.2**	53.8
Earnings from continuing operations	**61.9**	36.1	**97.0**	68.8
Earnings (loss) from discontinued operations	**2.0**	(2.8)	**2.0**	(3.0)
Net earnings	**63.9**	33.3	**99.0**	65.8
Net earnings per share from continuing operations				
Basic	**0.52**	0.30	**0.81**	0.58
Diluted	**0.51**	0.30	**0.80**	0.58
Net earnings per share				
Basic	**0.54**	0.28	**0.83**	0.55
Diluted	**0.53**	0.28	**0.82**	0.55

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS - UNAUDITED

Six months ended September 30

(Dollars in millions)	**2001**	2000
Retained earnings – beginning of year	**328.1**	557.1
Charge against retained earnings as a result of implementation of new accounting rules	**-**	(320.0)
Retained earnings – beginning of year, as restated	**328.1**	237.1
Net earnings for the current period	**99.0**	65.8
Dividends	**(21.6)**	(21.4)
Retained earnings – end of period	**405.5**	281.5



MOLSON INC.



CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	**September 30 2001**	September 30 2000	March 31 2001
	(Unaudited)	(Unaudited)	(Audited)
Assets			
Current assets			
Cash and short-term investments	**$ 259.4**	$ 103.1	$ 70.1
Accounts receivable	**105.4**	141.9	102.3
Inventories	**131.6**	129.0	138.9
Prepaid expenses	**27.1**	33.7	51.8
Current assets of discontinued operations	**10.6**	52.0	69.3
	534.1	459.7	432.4
Investments and other assets	**143.5**	135.7	93.0
Property, plant and equipment	**830.6**	762.7	914.9
Intangible assets	**1,524.5**	1,371.0	1,518.8
Non-current assets of discontinued operations	**32.0**	336.0	321.7
	$ 3,064.7	$ 3,065.1	$ 3,280.8
Liabilities			
Current liabilities			
Bank indebtedness	**$ -**	$ 6.1	$ -
Accounts payable and accruals	**344.2**	283.2	365.7
Provision for rationalization costs	**52.2**	68.4	49.2
Taxes payable	**124.6**	119.1	98.6
Dividends payable	**10.8**	10.7	10.8
Future income taxes	**62.1**	30.3	49.5
Current liabilities of discontinued operations	**7.7**	68.4	44.6
	601.6	586.2	618.4
Long-term debt	**1,034.0**	1,036.2	1,204.4
Deferred gain	**47.8**	53.9	50.8
Deferred liabilities	**63.4**	59.6	74.3
Future income taxes	**360.5**	416.6	381.1
Non-current liabilities of discontinued operations	**108.7**	160.6	156.4
	2,216.0	2,313.1	2,485.4
Shareholders' equity			
Capital stock	**479.0**	470.5	477.6
Retained earnings	**405.5**	281.5	328.1
Unrealized translation adjustments	**(35.8)**	-	(10.3)
	848.7	752.0	795.4
	$ 3,064.7	$ 3,065.1	$ 3,280.8



27

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

	Three months ended September 30		Six months ended September 30	
(Dollars in millions, except per share amounts)	**2001**	2000	**2001**	2000
Operating activities				
Net earnings from continuing operations	**61.9**	36.1	**97.0**	68.8
Provision for rationalization	**-**	-	**50.0**	-
Amortization of property, plant and equipment	**14.2**	13.9	**28.3**	28.3
Amortization of intangible assets	**-**	9.3	**-**	18.7
Deferred income taxes	**11.3**	23.3	**(7.8)**	38.6
Other	**(16.9)**	(21.2)	**(15.2)**	(28.1)
Cash provided from operations	**70.5**	61.4	**152.3**	126.3
Provided from (used for) working capital	**7.0**	55.9	**(7.5)**	39.9
Rationalization costs	**(5.5)**	(22.7)	**(8.3)**	(29.2)
Cash provided from operating activities	**72.0**	94.6	**136.5**	137.0
Investing activities				
Additions to property, plant and equipment (net)	**(2.3)**	(8.2)	**(4.3)**	(14.4)
Additions to investments and other assets	**(1.8)**	(0.6)	**(3.0)**	(5.2)
Additions to intangible assets	**(2.0)**	-	**(2.0)**	-
Proceeds from disposal of investments and other assets	**3.9**	16.8	**4.2**	21.0
Cash provided from (used for) investing activities	**(2.2)**	8.0	**(5.1)**	1.4
Financing activities				
Reduction in long-term debt	**(74.2)**	(24.1)	**(169.3)**	(74.5)
Securitization of accounts receivable	**34.0**	-	**34.0**	-
Cash dividends paid	**(10.7)**	(9.9)	**(21.4)**	(19.6)
Other	**1.4**	-	**1.4**	-
Cash used for financing activities	**(49.5)**	(34.0)	**(155.3)**	(94.1)
Increase (decrease) in net cash from continuing operations	**20.3**	68.6	**(23.9)**	44.3
Increase in net cash from discontinued operations	**212.7**	35.1	**206.4**	28.0
Increase in net cash	**233.0**	103.7	**182.5**	72.3
Net cash (bank overdraft), beginning of period	**26.4**	(6.2)	**76.9**	25.2
Net cash, end of period	**259.4**	97.5	**259.4**	97.5
Net cash consists of:				
Cash and cash equivalents	**259.4**	103.1	**259.4**	103.1
Bank overdraft	**-**	(6.1)	**-**	(6.1)
Cash and cash equivalents of discontinued operations	**-**	0.5	**-**	0.5
Net cash, end of period	**259.4**	97.5	**259.4**	97.5
Cash flow per share provided from operations				
Basic	**0.59**	0.52	**1.27**	1.06
Diluted	**0.58**	0.51	**1.25**	1.06

Press Release


MOLSON
M
1786

MOLSON INC. ANNOUNCES SHARE REPURCHASE PROGRAM

For Immediate Release December 11, 2001

Montreal - Molson Inc. (TSE: MOL.A and MOL.B) announces today that it has received approval from The Toronto Stock Exchange to make the previously announced Normal Course Issuer Bid, pursuant to which Molson may purchase for cancellation up to 4,500,000 of its Class "A" Non-Voting Shares (the "Class "A" Shares") representing approximately 4.7% of the outstanding shares of Class "A" Shares, and up to 900,000 of its Class "B" Common Shares (the "Class "B" Shares"), representing approximately 3.9% of the outstanding share of Class "B" Shares as at December 1, 2001.

As at December 1, 2001, Molson had 96,868,746 issued and outstanding Class "A" Shares and 22,999,434 issued and outstanding Class "B" Shares. The purchases may commence on December 14, 2001, and will terminate on December 13, 2002, or on such earlier date as Molson may complete its purchases pursuant to the Notice of Intention filed with the TSE. The purchases will be made by Molson in accordance with the by-laws and rules of the exchange and the prices that Molson will pay for any Class "A" Shares or Class "B" Shares will be the market price of such shares at the time of acquisition. Molson will make no purchases of Class "A" Shares or Class "B" Shares other than open-market purchases.

Molson shall purchase Class "A" Shares or Class "B" Shares when it believes circumstances and trading prices warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of shareholders.



Molson (TSE: MOL.A) is Canada's pre-eminent brewer with more than $2.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brand, Bavaria.

– 30 –

For more information:

John Paul Macdonald
Vice President Corporate Affairs
(514) 590-6345

(30)

MOLSON

Press Release

MOLSON ANNOUNCES MILLION DOLLAR DONATION FOR GOLD

Molson Million for Gold to Help Team Canada Hockey Excel at Salt Lake City

For Immediate Release December 13, 2001

MONTREAL - Molson today announced a unique donation designed to help boost Canada's National men's and women's hockey teams' medal results this February in Salt Lake City.

Molson Million for Gold — a $1 million incentive to inspire both of Canada's National hockey teams to bring home gold medals - was unveiled by Molson President and Chief Executive Officer, Daniel J. O'Neill together with Canadian Hockey Association President, Bob Nicholson, Team Canada Executive Director, Wayne Gretzky and Canada's National women's team General Manager and Head Coach, Danièle Sauvageau at a special event at Molson's Montreal brewery this afternoon.

Molson's $1 million donation consists of $500,000 each to Canada's 2002 National men's and women's hockey teams should either or both win the gold medal at the 2002 Salt Lake City Winter Games. Earlier this year, in recognition of the economic strain that elite athletic training can put on both the athlete and their families, Molson provided $275,000 in advance funding to assist the women's team with daily per diems, travel, equipment, additional coaching staff and also to help some of the athletes bring their families to see them compete in Salt Lake City in February. Upon winning the gold medal, Molson would provide an additional $250,000 to the players and coaching staff of the women's team for a total of $525,000.00. Should the men's National hockey team bring the gold medal home, those team members will receive a total of $500,000.00 which will then be directed to Canadian hockey development programs and initiatives.

"No one can deny the great feeling of country, of accomplishment, of excitement and pride that Canada would have if our National teams were able to bring back gold medals for hockey from Salt Lake City," said Daniel J. O'Neill, Molson President and Chief Executive Officer. "I think everyone across Canada would feel incredibly proud. Once and for all, we would show the world we are the masters of our game."

"Having been a Canadian Hockey Association sponsor for a number of years, Molson admires the incredible commitment and dedication of our Canadian athletes. We want to show our appreciation and support in an innovative way that helps lighten some of the financial burden, enabling our National hockey teams to focus on their training needs and ultimately bring home gold medals," Mr. O'Neill added.

"Molson Million for Gold is the first time that a donation has come right into the team's dressing room. Many players on our women's team have to support themselves with full-time jobs while undertaking the gruelling training and travel that comes with being a National team hockey player. This funding makes the road to Salt Lake City a lot easier," says Bob Nicholson, President, Canadian Hockey Association. "The funds are going directly where it's needed – a portion up-front to our women's team members with added incentive should they bring home a gold medal, while our men's team members would like to donate their gold winnings to the development of Canadian hockey programs and initiatives."

Molson Million for Gold is another example of Molson's deeply rooted commitment to the development of Canada's national sport. For over 50 years, Molson has established and maintained an unparalleled network of relationships with hundreds of teams and leagues across the country—from every Canadian NHL club, junior hockey leagues and the men's and women's national teams to adult recreational and community hockey clubs throughout Canada.


32

Molson (TSE: MOL.A) is Canada's pre-eminent brewer with more than $2.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brand, Bavaria.

-30-

For more information:

John Paul Macdonald
Vice President, Corporate Affairs
Molson Inc.
(514) 590-6345

Brad Pascall
Director of Communications
Canadian Hockey Association
(403) 777-4556